UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Q1 2019 Earnings PresentationMay 10, 2019

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: uncertainties in emerging markets where we have international operations; statements related to project growth strategy; commitments to increased DPS and accretive investment opportunities; strategic business alternatives to ensure optimal company value and improve shareholder return; intentions to divest assets and reinvest to show value creation; our ability to close announced asset acquisitions; our ability to grow through acquisitions from AAGES, Algonquin, other partners, or third parties, including our ability to acquire assets from Algonquin under our enhanced collaboration agreement with Algonquin; estimated returns and cash available for distribution (“CAFD”) estimates from recently announced acquisitions and finalized asset acquisitions; projected future CAFD yield; failure to meet our estimated returns and cash available for distribution estimates in acquisitions recently announced; cash available for distribution estimates made in reliance on asset performance and assets reaching COD by the expected date; fluctuations in the cost of energy and gas; predictions and estimates regarding global water demand, power generation, renewable energy, water desalination markets and related investments; global infrastructure investments; estimates of cost improvement under financing agreements; financial damage caused by our off-take PG&E and potential default under our project finance agreement due to a breach of our underlying PPA agreement with PG&E; strategies in the event of Mojave distribution delays based on the PG&E default; risks associated with acquisitions and investments; targeted potential equity growth investments; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; expected U.S. growth, the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2018 filed on Form 20-F.For the purposes of the announced transactions, CAFD yield is the annual weighted average of CAFD expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Yield published its FY 2018 Financial Results. Atlantica Yield disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Key Messages

Atlantica, a strong value creation proposition focused on sustainable infrastructure

Good progress toward financial optimization:

- 2019 notes to be refinanced with improved terms and flexibility
- Levers to maintain CAFD guidance even if Mojave's distribution was delayed

New enhanced collaboration agreement with Algonquin that should allow Atlantica to accelerate its growth in the US

Good progress on accretive growth: new acquisition announced today

Solid Q1 2019 results, in line with expectations: Revenue[1], Further Adj. EBITDA including unconsolidated affiliates[2] and CAFD growth

Q1 Dividend of $0.39/share, a +22% vs Q1'18 increase and a +5% vs Q4'18

(1) Period over period revenue growth on a constant currency basis, that is, excluding negative FX translation impact.
(2) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).

3

 Sustainable Infrastructure  1. Strategic Update

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

Focus on Sustainable Infrastructure

Renewable Energy viewed as a high growth market that requires Natural Gas, Power Storage and Transmission

Renewable Energy and Water Infrastructure

- **Wind** and **Solar** offer **lower costs** than conventional power in many regions
- ~**$10 trillion investment** in new **zero-emissions** power generation **assets** until 2050
- ~**50%** of the world **power generation** by 2050 from wind and solar
- **Need transmission** lines, **storage** and **natural gas** power for dispatchability
- Complemented by further **sustainable areas** where we have expertise (i.e. **hydro** & **desalination**)
- Global **water** demand estimated to exceed supply by ~40% by 2030

Efficient Natural Gas & Storage

Storage and Natural Gas are **key** "enablers" in the power sector to support **Wind** and **Solar** in the mid-term

Transmission Lines

$3.2 trillion investment globally in **transmission infrastructures** over the next decade **to support renewable energy**

Water

Global **water desalination market** is expected to reach **$26.8 billion by 2025** driven by increasing population / demand and depleted resources

Sources:
- Bloomberg New Energy Finance – 2018 and World Energy Outlook 2017.
- The Global Electricity Transmission and Distribution Infrastructure Dataset (2016-2026) - Northeast Group, LLC.
- International Energy Outlook 2017.
- Annual Energy Outlook, EIA.
- "Charting Our Water Future" report. 2030 Water Resources Group.
- According to Hexa Research.

5

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Atlantica Is a Differentiated Sustainable Investment Opportunity Amidst a World in Transition

Experience

- ~**$330 million** in **accretive equity investments** announced in the last 6 months
- **Experienced management team** with an average **>20 years** working in relevant sectors and regions

Exposure

- Operating in **geographies** favorable to **wind** and **solar** development
- **Diversified infrastructure** company by **sectors, technologies** and **geographies**
- Weighted average **remaining contract life** of **18 years**[1]

Structure

- **Favorable tax** structure and high **payout** to shareholders
- **No IDRs** and only one class of shares
- Majority of **independent directors**
- Invested in **environmentally sustainable** assets

Strong Strategic Partner

- **Long-term partnership** with **Algonquin** supports a sustainable strategy
- Direct **access** to **new growth sources**: first drop-down agreed (Sugar Creek)
- **AAGES** ROFO: development of global clean energy and water infrastructure assets
- **Improved financing sources** for growth

Scale

- **24 contracted assets: 1,496 MW** of renewable energy generation**, 300 MW** of conventional power generation**, 1,152 miles** of electric transmission lines and **10.5 Mft3** per day of water capacity

(1) Regulated revenues in the case of the Spanish solar assets and Chile TL3. Weighted average years remaining as of December 31, 2018.

6

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

A Sustainable Business with Solid Cash Generation

LONG-TERM HIGH QUALITY CONTRACTS

100% Contracted revenues[1]

18 years Weighted average contracted life remaining[1]

>90% Interest rate fixed

Minimal Commodity Risk

STRONG LONG-TERM CASH FLOW VISIBILITY & GROWTH TRACK-RECORD


$M
2017
2018
1,008
1,044
+4%
Revenues
787
859
+9%
F.A. EBITDA incl. unc. Aff. 2
171
172
+1%
CAFD 3

- Organic CAFD growth
- Tails in most assets once debt is amortized
- Possibility to extend contracted life

HIGHLY DIVERSIFIED[4]


Transmission & Transp
14%
Water
4%
Renewables
68%
Efficient Gas
14%
RoW
11%
North America
36%
South America
12%
Europe
41%

LOW DEPENDENCE & HIGH RESILIENCE


Non-resource dependence5
63%
37%
Generation Driven

>60% of CAFD comes from non-resource dependence payments[5]

(1) Regulated revenues in the case of the Spanish solar assets and Chile TL3. Weighted average years remaining as of December 31, 2018.
(2) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the fiscal year 2017, it includes the dividend from the preferred equity investment in Brazil or its compensation. Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on pages 31 and 32).
(3) FY 2017 CAFD includes $10.4 million of ACBH dividend compensation (see reconciliation on page 31).
(4) Based on CAFD estimates for the 2019-2023 period, including the acquisitions of new assets announced in November 2018, some of which have been not been closed yet as of today and may not be completed.
(5) Based on CAFD estimates for the 2019-2023 period. Non-resource dependence payments includes our transmission and transportation assets, our efficient natural gas plant, our water assets and ~70% revenues received by our Spanish assets.

7

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

Strong Value Proposition

Core Strengths

5 M&A in Attractive Markets

4 Growth Embedded in Our Existing Portfolio | Visible Accretive Growth Pipeline

3 Prudent Financing Policy

2 Efficient Corporate Structure

1 High-Quality Portfolio

An Attractive Total Return Opportunity

Attractive Current Dividend Yield[1]

~7.5%

+

Execution of Growth Strategy

8-10%

CAGR Target DPS
Q4'17 – FY 2022[2]

(1) Current dividend yield calculated as the last dividend payment declared ($0.39 x 4 = $1.56) divided by AY stock price as of May 8, 2019 ($20.30 per share).
(2) Compound annual growth rate of the annualized Q4 2017 quarterly dividend per share of $1.24 per share ($0.31 of Q4 2017 dividend multiplied by 4x). CAGR Target DPS represents the growth rate of DPS if the target DPS is achieved. There is no guarantee that such target will be achieved. See "Disclaimer – Forward Looking Statements".

8

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Strong Commitment to ESG

SUSTAINALYTICS | GLOBAL SUSTAINABILITY LEADERS INDEX

Rated "Low ESG Risk"

Relative Performance	Rank	Percentile
Renewable Power Production	1 out of 51	1st
Utilities	2 out of 404	1st
Global Universe	221 out of 9,802	3rd

Low risk of experiencing material financial impacts from **ESG factors** due to medium exposure and strong management of material ESG issues

United Nations Global Compact

Our renewable energy helped to **avoid 5 million tons of CO_2**

Focus on Clean Energy

87% of our 2018 revenues came from **low-carbon footprint** businesses

76% of our 2018 revenues came from **solar** and **wind assets**

Health & Safety

- Frequency-with-leave index **below US Utilities' average**[1]
- **Zero major injuries** in 2017, 2018 and 2019 YTD and 100% KPIs[1] within targets

Equal opportunities

- We **promote equal opportunities** for our employees and stakeholders
- **41%** of our employees are women

Life on Land

- We work to **protect flora** and **fauna** in the vicinity of our plants and to contain any negative impact from our operations on biodiversity

(1) Based on 2018 Atlantica's metrics and the latest available public information Occupational Health and Safety Assessment Series ("OSHAS")
(2) KPI's considered: General Frequency Index, Frequency with Leave Index and Total Recordable Deviation Index. For further information please see our Sustainability Report for the FY 2017.

9

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Significant Progress Achieved in Q1 2019

Key Drivers	Highlights
Unlocking Value Creation Within Existing Portfolio	• Committed to achieving CAFD guidance irrespective of PG&E exposure • 2019 Notes to be refinanced with improved terms • Intend to explore options to divest some assets and reinvest accretively to show value creation in 2019 • Positive outlook with regards to the upcoming renewable rate determination in Spain
Accretive Growth	• New investments integrated and performing as expected • Announcement of a new investment • New transmission line in USD in Uruguay with AAGES • New enhanced collaboration agreement signed with Algonquin with the goal of accelerating growth in the US
Strategic Review Committee	• Currently analyzing several strategic alternatives to optimize Atlantica's value and to improve returns to shareholders

10

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

2019 Notes Refinanced with Improved Terms

New Note Issuance Facility Agreement

Issuer	Atlantica Yield Plc
Issuance	Senior Unsecured Notes fully subscribed by a private investor
Amount	Euro equivalent of $300 million
Interest	Expected cost hedged at 4.5%[1]
Interest Capitalization	Option to capitalize up to 2 years of interest payment over the term of the facility at no additional cost
Maturity	6 years
Repayment	Bullet
Early Redemption	Yes
Use of Proceeds	Repayment of the Senior Notes due 2019 and general corporate purposes, asset acquisitions

Longer tenor than notes due in 2019

Expected ~$4 million[2] cost improvement per annum from 2020

Natural hedge for CAFD generated in Euros

Option to capitalize up to 2 years of interest payments (~$14 M/year), which would partially offset CAFD impact if Mojave's distribution is delayed

(1) Interest accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.65%. Atlantica intends to fully hedge the principal amount of the notes with an interest rate swap for no less than 3 years, expected to result in an all-in interest cost of approximately 4.5%.

(2) Calculated as the difference between the annual coupon of the previous 2019 Notes ($17.9 M) and expected the interest cost of the new Note Issuance Facility hedging of 4.5% for three years and assuming current €/$ FX rate.

11

 Levers to Achieve CAFD Guidance in 2019 Even if Mojave’s Distribution Delayed  PG&E Exposure  2019 CAFD guidance includes $30-35M from Mojave in Q4PG&E invoices paid according to contract and plant operating normally“Business as usual”  Levers to Ensure CAFD Guidance  Release certain project restricted accounts in 2019 and 2020 that would compensate potential delays in Mojave  2  Option to capitalize ~$14 million/year of interest payment in the new Note Issuance for up to 2 years  1      Able to compensate for 2019 and 2020 Mojave distributions if delayed due to PG&E’s situation

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

New Asset Acquisition: Monterrey

A 142 MW gas-fired engine facility with electric battery storage

PROJECT OVERVIEW



A new **142 MW** (130 MW installed capacity plus **12 MW battery**) gas-fired cycle facility **in operation** since 2018 in Mexico

- **20-year USD**-denominated **PPA** with **price escalation factor**
- **20-year** natural gas **transportation contract** with a U.S. listed energy company to provide gas from Texas
- **No commodity risk**

- First investment in electric **battery storage**
- **Incremental revenues** from the **sale** of **excess energy** into the grid leveraging a **low US natural gas cost contract** in place

TRANSACTION HIGHLIGHTS

Atlantica Investment	$42 Million
Stake[1]	30% interest
ROFO	ROFO to increase stake up to 100%

ATTRACTIVE VALUATION MULTIPLES

EV/EBITDA[2] ~9.2x

Highly Accretive Transaction

(1) Final purchase agreement signed. Closing of the acquisition is subject to certain conditions precedent.
(2) EV/EBITDA multiple defined as the enterprise value of the asset divided by the expected 2020E EBITDA from the asset.

13

 Enhanced Strategic Partnership with Algonquin Aimed at accelerating Atlantica’s growth in the US  ALGONQUIN ABLE TO INCREASE ITS STAKE IN ATLANTICA UP TO 48.5%  Atlantica has a right to acquire stakes in two Algonquin assets in the US for a total equity value up to $100 million  Modification of shareholders agreement to allow Algonquin to increase its stake up to 48.5% with no change in corporate governanceVoting rights and director appointment rights limited to 41.5%. The additional 7% to vote following non-Algonquin shareholdersPart of the new investment ($30M) will be in new shares to be issued at a price of $21.67 per share, a 6% premium vs last closing price  3  STAKES IN TWO ALGONQUIN ASSETS  1  AGREEMENT TO ANALYZE DROP-DOWNS OF ALGONQUIN’S CONTRACTED ASSETS  A joint working group to analyze Algonquin’s contracted asset portfolio in the US and Canada during the next six monthsAssets where a drop-down could add value for both parties leveraging the advantages of each company  2

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Strong Pipeline of Opportunities
Targeted Potential Equity Growth Investments of $200-$300 M/year

In Millions Dollars

				Targeted Potential Equity Investment			
Category		Assets	COD	2019E	2020E	2021E	2022E
1 Organic		Asset Expansions	n.a.	24	20	20	20
		Repowering	n.a.	-	-	-	-
2 AQN Partnership / ROFO	ABG	ROFO 2018-2020	2019-2020	24	?	?	-
	AAGES	ATN3	2020	10	-	30	-
		Uruguay Transmission	2022	5	-	-	15
		New Projects	n.a.	10-30	30	170	200
	Algonquin	2019 enhanced partnership	n.a	100	50-100	?	?
		Sugar Creek	n.a.	10	20	10	-
3 Partnerships		PTS	2019	7	100	43	-
		Monterrey	2018	42	-	-	>100
		Ten West Link	2021	4	2	15	-
		Others	n.a.	-	0-30	0-20	0-20
4 Third Party		Proactive Bilateral Opp.	n.a.	0-50	0-50	0-50	0-50
		Competitive Processes	n.a.				
				236 – 306	222 - 352	288 - 358	335 - 405

Colored figures in the table relate to equity investments of the acquisitions announced

Note: Targeted equity investments shown above are estimates. These targeted equity investments are subject to change depending on the different circumstances such as, but not limited to, project opportunities, timing, status of negotiations, access to capital markets, etc. The targeted equity investments may vary from category to category depending on such circumstances. Atlantica does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Atlantica cannot guarantee the timing or size of the investments or if it will make any investments at all.

15

 Sustainable Infrastructure  2. Financial Results  Sustainable Infrastructure

     HIGHLIGHTSStarting 2019 in Line with Expectations  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 39).  First Quarter  US $ in millions     2019    2018    ∆ Reported    ∆ Excl. FX impact  Revenue    221.5    225.3    (2)%    +4%  Further Adjusted EBITDA incl. unconsolidated affiliates1    181.1    179.8    +1%    +7%   Margin2    82%    80%          CAFD    45    43    +5%

 WATER    Q1 2019  Q1 2018  ∆  5.8  5.8  (0)%  5.5  5.2  +6%  95%  89%    RENEWABLES  Q1 2019  Q1 2018  ∆  156.8  167.2  (6)%  123.5  131.4  (6)%  79%  79%    EFFICIENT NATURAL GAS  Q1 2019  Q1 2018  ∆  34.0  28.4  +20%  30.5  23.3  +31%  90%  82%    TRANSMISSION  Q1 2019  Q1 2018  ∆  24.9  23.8  +4%  21.7  19.8  +9%  87%  83%        HIGHLIGHTSSolid Performance by Sectors and Regions  By Sector  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    Q1 2019  Q1 2018  ∆  60.4  61.8  (2)%  50.9  60.2  (16)%  84%  98%    SOUTH AMERICA    Q1 2019  Q1 2018  ∆  127.5  133.9  (5)%  102.0  95.4  +7%  80%  71%    By Region  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 38).  Q1 2019  Q1 2018  ∆  33.5  29.5  +13%  28.2  24.2  +17%  84%  82%

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW with PEMEX. Major maintenance overhaul held in Q1 2019, as scheduled, which reduced production and the electric availability as per the contract.Availability refers to actual availability divided by contracted availability.        GWh produced  Q1 2018  581  507          Availability  Q1 2019  Q1 2018  99.9%  100.0%          Availability  Q1 2019  99.8%  Q1 2018  99.1%  Mft3 in operation  10.5  10.5  Miles in operation  1,152  1,099  MW in operation  1,496  1,446  2  4  4  2  1  KEY OPERATIONAL METRICSRobust and Steady Operational Performance  WATER    RENEWABLES  TRANSMISSION                  GWh produced3  Electric availability  Q1 2019  383  Q1 2018  547  87.1%  97.9%  MW in operation  300  300  3  EFFICIENT NATURAL GAS        Q1 2019

 CASH FLOWOperating Cash Flow  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 37).Includes proceeds for $72.6 million in 2018.Consolidated cash as of March 31, 2019 increased by $23.1 million vs December 31, 2018 including FX translation differences of $(6.9) million.  US $ in millions   Q1 2019    Q1 2018  Further Adjusted EBITDA incl. unconsolidated affiliates1  181.1    179.8  Share in Further Adjusted EBITDA of unconsolidated affiliates  (2.0)    (1.8)  Net interest and income tax paid  (13.9)    (26.8)  Variations in working capital   (54.5)    (11.7)  Non-monetary adjustments and other  (13.8)    (9.0)  OPERATING CASH FLOW  96.9    130.5          OPERATING CASH FLOW excluding Abengoa payments to Solana  96.9    113.8          INVESTING CASH FLOW2  (22.2)    47.5  FINANCING CASH FLOW   (44.7)    (101.2)  Net change in consolidated cash3  30.0    76.9

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Conservative Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of Mar. 31, **2019**	As of Dec. 31, **2018**
Corporate Net Debt[2]	589.7	577.4
Project Net Debt[3]	4,529.6	4,566.3

2.5x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield Plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by midpoint 2019 CAFD guidance before corporate debt service.

21

   DIVIDEND Delivering on Our Commitment to Grow Dividends  Dividends Declared1  Quarterly dividends declared by the Board of Directors and paid during the following quarter. 2019 dividend chart above does not represent any scale.    $0.39  Q1 2019 dividend of $0.39 per share or $1.56 annualizedGrowth of 22% vs Q1 2018 and 5% vs Q4 2018Commitment to DPS Growth in 2019 and Beyond   Amounts in USD per share    +5%      +22%

 Sustainable Infrastructure  3. Appendix

   ENVIRONMENT, SOCIAL, GOVERNANCEStrong Commitment to ESG  UN Global Compact participant  Strong ESG Commitment  Rated by Sustainalytics as “Low ESG Risk”, Top First in Renewables, Top Second in Utilities and top 3% in the global universe  ENVIRONMENT  Environmental policy and management system in place, which complies with Environmental Management System standard ISO 14001 and is externally verifiedAtlantica’s assets help to avoid approximately 5 million tons of equivalent CO2 compared with a 100% fossil fuel-based generationGHG Emissions reported since our incorporation (Scope 1 and 2)Purified sea water to meet water needs of 1.5M people per year  Graph: Comparison of Atlantica’s GHG emission ratio and fossil-fired generation GHG emissions ratio footnote Emission rate calculated taking into account emissions and energy generation of our power assets, both electric and thermal energy.  Atlantica emissions

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

ENVIRONMENT, SOCIAL, GOVERNANCE

Strong Commitment to ESG (cont.)

SOCIAL

- **Health and Safety Policy and Management System** in accordance with the Occupational Health and Safety 18001 standard requirements and externally verified
- **General frequency index** below industry average in the US and improving each year
- **Code of Conduct** approved by the Board of directors and signed yearly by all employees
- **Supplier code of conduct** to be adopted by all suppliers
- **Commitment with local communities**, particularly in South Africa, Algeria & Peru

GOVERNANCE

- **No IDRs and only one class of shares**
- **Majority of independent directors**
  - Algonquin has appointed 2 Directors
  - Algonquin's voting rights and director appointment rights limited to 41.5%
- **Independent management team** since IPO



25

 Long-term High Quality Contracts        Contract term2  Project debt term  20  Represents weighted average years remaining as of December 31, 2018, and includes the acquisitions of new assets closed as of December 31, 2018.   (2) Regulation term in the case of Spain and Chile TL3.(3) Mini-perm structure: semiannually sculpted debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2028.  (4) Weighted average maturity of the different debt tranches.  3  3    PPAs with predefined prices for >18 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  4  4  Year

 Includes short-term financial investments. Exchange rates as of March 31, 2019 (EUR/USD = 1.1218) and December 31, 2018 (EUR/USD = 1.1467).Restricted cash is cash which is restricted generally due to the requirements of the project finance lenders.  US $ in millions2  As of Mar. 31,2019    As of Dec. 31,2018  Corporate cash at Atlantica Yield  107.9    106.7  Existing available revolver capacity  175.0    105.0  Total Corporate Liquidity  282.9    211.7          Cash at project companies1  634.8    603.7   - Restricted3  347.0    375.3   - Other  287.8    228.4  LIQUIDITYStrong Liquidity Position1RCF increased to $300 million in Jan. 2019

 FINANCINGSelf-Amortizing Project Debt Structure  Net consolidated debt is calculated as long-term consolidated debt plus short-term consolidated debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.  Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.1B planned debt reduction in the next 4 years

       CORPORATE DEBT DETAILSCorporate Debt as of March 31, 2019  Exchange rates as of March 31, 2019: (EUR/USD = 1.1218).Amounts include principal amounts outstanding and interests to be paid in the short term.  US $ in millions1    Maturity    Amounts2  2019 Notes    2019    262.0  Credit Facilities  (2021 Revolving CF)  2021    123.1    (Other facilities)  2019    11.2  Note Issuance Facility in Euros  (Note 1)  2022    100.9    (Note 2)  2023    100.2    (Note 3)  2024    100.1  Total        697.5  To be refinanced in June 2019 with a New Note Issuance Facility for the Euro equivalent of $300 M, with improved terms and a 2025 maturity  ~$4 million of interest cost improvement per annum from 2020Longer tenor than 2019 Notes: 6 yearsOption to capitalize up to 2 years of interest paymentsNatural hedge for CAFD generated in euros  

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19
Revenues US $ in thousands	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**	**221,452**
F.A. EBITDA margin (%)	*79.5%*	*83.3%*	*79.9%*	*80.9%*	*67.5%*	*78.0%*	*79.8%*	*91.5%*	*82.3%*	*68.8%*	*81.5%*	*81.8%*
Further Adj. EBITDA incl. unconsolidated affiliates	**772,112**	**165,049**	**227,841**	**236,252**	**157,433**	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	(8,802)	(1,100)	(2,064)	(2,052)	(2,049)	(7,265)	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)	(2,017)
Further Adjusted EBITDA	**763,310**	**163,949**	**225,777**	**234,200**	**155,384**	**779,310**	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**	**179,089**
Dividends from unconsolidated affiliates	4,984	-	-	2,454	549	3,003	-	-	4,432	-	4,432	-
Non-monetary items	(59,375)	(12,025)	(10,758)	(13,005)	14,906	(20,882)	(8,839)	(60,629)	(14,755)	(15,056)	(99,279)	(14,632)
Interest and income tax paid	(334,057)	(26,610)	(143,081)	(28,976)	(150,866)	(349,533)	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)	(13,925)
Principal amortization of indebtedness net of new indebtedness at project level	(182,636)	(21,522)	(54,528)	(20,330)	(113,362)[5]	(209,742)[5]	(17,647)	(71,028)	(13,025)	(127,947)	(229,647)	(15,176)
Deposits into/withdrawals from debt service accounts	(46,705)	7,557	(8,157)	(26,581)	(1,205)	(28,386)	(21,720)	9,122	(24,388)	6,149	(30,837)	24,935
Change in non-restricted cash at project companies	41,413	(27,293)	66,886	(143,982)	83,397	(20,992)	(68,031)	94,448	(92,027)	95,596	29,986	(59,447)
Dividends paid to non-controlling interests	(8,952)	-	(1,801)	(2,837)	-	(4,638)	-	(6,787)	(2,958)	-	(9,745)	-
Changes in other assets and liabilities	(21,694)	(23,184)	(39,756)	35,747	49,621	22,428	8,060	(45,963)	(54,344)	81,815	(10,433)	(55,725)
Asset refinancing	14,893	-	-	-	-	-	-	-	-	-	-	-
Cash Available For Distribution (CAFD)	**171,181**[3][4]	**60,872**[4]	**34,582**	**36,690**	**38,424**	**170,568**	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**	**45,119**
Dividends declared[1]	70,452	25,054	26,056	29,063	31,067	111,241	32,070	34,074	36,078	37,080	139,302	39,085
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**0.703**	**0.25**	**0.26**	**0.29**	**0.31**	**1.11**	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**	**0.39**
Debt details												
Project debt US $ in millions	5,330.5	5,410.3	5,474.1	5,579.5	5,475.2	5,475.2	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1	5,076.4
Project cash	(472.6)	(487.4)	(435.4)	(597.0)	(520.9)	(520.9)	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)	(546.7)
Net project debt	**4,857.9**	**4,922.9**	**5,038.7**	**4,982.5**	**4,954.3**	**4,954.3**	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**	**4,529.6**
Corporate debt	668.2	667.9	684.6	700.9	643.1	643.1	657.3	639.0	641.8	684.1	684.1	697.5
Corporate cash	(122.2)	(102.0)	(178.9)	(197.1)	(148.5)	(148.5)	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)	(107.9)
Net corporate debt	**546.0**	**565.9**	**505.7**	**503.8**	**494.6**	**494.6**	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**	**589.7**
Total net debt	**5,403.8**	**5,488.8**	**5,544.4**	**5,486.3**	**5,448.9**	**5,448.9**	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**	**5.119.3**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.7x**	**2.6x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**	**2.5x**

(1) Dividends are paid to shareholders in the quarter after they are declared
(2) Ratios presented are the ratios shown on each earnings presentations
(3) Includes the impact of a one-time partial refinancing of ATN2.
(4) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017).
(5) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in March 2018 and $42.5M in December 2017.

30

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19
by Geography US $ in thousands												
NORTH AMERICA	337,061	60,952	109,505	99,580	62,668	332,705	61,781	110,534	122,309	62,553	357,177	60,441
SOUTH AMERICA	118,763	28,527	30,161	31,317	30,792	120,797	29,536	30,345	31,928	31,405	123,214	33,493
EMEA	515,973	108,667	145,403	161,067	139,742	554,879	133,948	146,969	169,576	112,938	563,431	127,518
by Business Sector												
RENEWABLES	724,326	137,664	225,939	230,872	172,751	767,226	167,225	224,988	259,922	141,422	793,557	156,817
EFFICIENT NAT. GAS	128,046	29,800	29,614	30,240	30,130	119,784	28,387	33,050	33,918	35,444	130,799	34,009
TRANSMISSION	95,137	24,165	23,452	23,447	24,032	95,096	23,840	24,063	24,018	24,076	95,998	24,867
WATER	24,288	6,517	6,064	7,405	6,289	26,275	5,813	5,747	5,955	5,954	23,468	5,759
Total Revenue	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**	**221,452**

Further Adj. EBITDA incl. unconsolidated affiliates	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19
NORTH AMERICA	284,690	54,753	97,033	91,503	39,039	282,328	60,247	94,411	117,498	36,591	308,748	50,870
	84.5%	89.8%	88.6%	91.9%	62.3%	84.9%	97.5%	85.4%	96.1%	58.5%	86.4%	84.2%
SOUTH AMERICA[1]	124,599	33,757	24,858	25,560	24,591	108,766	24,180	25,067	26,987	23,999	100,233	28,212
	104.9%	118.3%	82.4%	81.6%	79.9%	90.0%	81.9%	82.6%	84.5%	76.4%	81.3%	84.2%
EMEA	362,823	76,539	105,951	119,190	93,801	395,481	95,373	143,979	126,703	83,681	449,736	102,024
	70.3%	70.0%	72.9%	74.0%	67.1%	71.3%	71.2%	98.0%	74.7%	74.1%	79.8%	80.0%
by Business Sector												
RENEWABLES	538,427	102,625	176,638	183,344	106,586	569,193	131,434	213,952	220,529	98,514	664,429	123,484
	74.3%	74.5%	78.2%	79.4%	61.7%	74.2%	78.6%	95.1%	84.8%	69.7%	83.7%	78.7%
EFFICIENT NAT. GAS	106,492	26,716	26,126	27,128	26,170	106,140	23,330	23,652	24,742	22,134	93,858	30,476
	83.2%	89.7%	88.2%	89.7%	86.9%	88.6%	82.2%	71,.6%	72.9%	62.4%	71.8%	89.6%
TRANSMISSION[1]	104,795	30,459	19,373	18,817	19,046	87,695	19,837	20,463	20,148	18,014	78,463	21,650
	110.2%	126.0%	82.6%	80.3%	79.2%	92.2%	83.2%	85.0%	83.9%	74.8%	81.7%	87.1%
WATER	22,398	5,249	5.705	6,964	5,629	23,547	5,199	5,392	5,769	5,608	21,967	5,496
	92.2%	80.5%	94.0%	94.0%	89.5%	89.6%	89.4%	93.8%	96.9%	94.2%	93.6%	95.4%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	**772,112**	**165,049**	**227,842**	**236,253**	**157,431**	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**
	79.5%	83.3%	79.9%	80.9%	67.5%	78.0%	79.8%	91.5%	84.2%	69.7%	82.3%	81.8%

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017.

31

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19
RENEWABLES	(MW)	1,442	1,442	1,442	1,442	1,442	1,446	1,446	1,446	1,496	1,496	1,496
EFF. NATURAL GAS	(electric MW)	300	300	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,152	1,152	1,152
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5

Production / Availability		1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19
RENEWABLES[2]	(GWh)	460	1,100	1,017	590	3,167	507	939	1,109	504	3,058	581
EFFICIENT NATURAL GAS[3]	(GWh)	591	580	615	585	2,372	547	554	613	603	2,318	383
	(electric availability %)[4]	99.8%	99.8%	101.6%	100.9%	100.5%	97.9%	99.3%	101.3%	100.9%	99.8%	87.1%
TRANSMISSION	(availability %)[5]	94.4%	98.8%	99.2%	99.2%	97.9%	100.0%	99.9%	100.0%	99.8%	99.9%	99.5%
WATER	(availability %)[6]	102.3%	101.9%	102.6%	100.4%	101.8%	99.1%	102.6%	103.7%	102.5%	102.0%	99.8%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes curtailment in wind assets for which we receive compensation.
(3) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in Q1 2019, which occurs periodically.
(4) Electric availability refers to operational MW over contracted MW with PEMEX.
(5) Availability refers to actual availability adjusted as per contract.
(6) Availability refers to actual availability divided by contracted availability.

32

       1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19                                   US     18.1%  41.9%  29.5%  18.2%  27.0%    18.8%  39.9%  38.9%  15.0%  28.2%    15.2%   Spain     10.0%  31.0%  33.4%  12.6%  21.8%    8.8%  20.8%  30.6%  7.3%  16.9%    12.1%   Kaxu    15.9%  20.9%  21.4%  41.1%  24.9%    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%                                WIND2 Uruguay     27.8%  36.1%  46.1%  37.7%  37.0%    31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.

Q1 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90%

Denominated in USD

SECTOR



- **68%** Renewable
- **14%** Efficient Natural Gas
- **14%** Transmission & Transpor.
- **4%** Water

GEOGRAPHY



- **36%** North America
- **41%** Europe
- **12%** South America
- **11%** RoW

~ **90%** of long-term interest rates in projects are fixed or hedged[2]

(1) Based on CAFD estimates for the 2019-2023 period, including the acquisitions of new assets announced (ATN Expansion 1, ATN Expansion 2, Chile TL3, PTS, Tenes and Melowind). Final purchase agreements for some of which have been not been signed yet as of today. Some of the acquisitions have not closed and may not be completed within the expected period of time, if ever. See "Disclaimer – Forward Looking Statements".

(2) Including the effect of currency swap agreements.

34

Q1 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of December 31, 2018	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%[2]	USA (Arizona)	280 MW	APS	A-/A2/A-	25	USD
	Mojave		100%	USA (California)	280 MW	PG&E	D/WR/WD	21	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/18	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	18/18	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A-/Baa1/A-	13/15	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	18/18	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/19	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A-/Baa1/A-	16/16/17	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	20/20	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A-/Baa1/A-	17	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB/Baa3/BB+[3]	16	ZAR
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	15	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	14	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BBB-	14	USD[5]
ELECTRICAL TRANSMISSION	ATN		100%	Peru	362 miles	Peru	BBB+/A3/BBB+	22	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	25	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	14	USD[5]
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	16/16	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa1 /BBB+	19	USD[5]
	Chile TL3		100%	Chile	50 miles	CNE	A+/A1/A+	Regulated	USD[5]
WATER	Skikda		34%	Algeria	3.5 Mft³/day	Sonatrach & ADE	Not rated	15	USD[5]
	Honaine		26%	Algeria	7 Mft³/day	Sonatrach & ADE	Not rated	19	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of April 30, 2018.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

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NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

 RECONCILIATIONReconciliation of Cash Available For Distribution and Further Adjusted EBITDA to Profit/(loss) for the period attributable to the Company  (in thousands of U.S. dollars)    For the three-month period ended March 31,           2019     2018            Profit/(loss) for the period attributable to the Company    $ (8,957)    $ (4,764)  Profit attributable to non-controlling interest    5,267    3,254   Income tax    9,577    4,650   Share of loss/(profit) of associates carried under the equity method    (1,823)    (1,407)   Financial expense, net    99,289    101,611   Operating profit    $ 103,353    $ 103,344   Depreciation, amortization, and impairment charges    75,736    74,624   Further Adjusted EBITDA    $ 179,089    $ 177,968  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    2,017    1,832  Further Adjusted EBITDA including unconsolidated affiliates1    $ 181,106    $ 179,800  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (2,017)    (1,832)  Non-monetary items    (14,632)    (8,839)  Interest and income tax paid    (13,925)    (26,760)  Principal amortization of indebtedness    (15,176)    (17,647)  Deposits into/ withdrawals from restricted accounts    24,935    (21,720)  Change in non-restricted cash at project level     (59,447)    (68,031)  Changes in other assets and liabilities    (55,725)    8,060  Cash Available For Distribution    $ 45,119    $ 43,031  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended March 31,           2019     2018            Net cash provided by operating activities    $ 96,889    $ 130,535  Net interest and income tax paid     13,925    26,760   Variations in working capital     54,508    11,654   Other non-cash adjustments and other    13,767    9,019   Further Adjusted EBITDA     $ 179,089    $ 177,968   Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    2,017    1,832   Further Adjusted EBITDA including unconsolidated affiliates1    $ 181,106    $ 179,800   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 RECONCILIATIONReconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin  (in thousands of U.S. dollars)    For the three-month period ended March 31,           2019     2018            Revenue    $ 221,452     $ 225,265            Profit/(loss) for the period attributable to the Company    $ (8,957)    $ (4,764)  Profit attributable to non-controlling interest    5,267    3,254   Income tax    9,577    4,650   Share of loss/(profit) of associates carried under the equity method    (1,823)    (1,407)   Financial expense, net    99,289    101,611   Operating profit    $ 103,353    $ 103,344   Operating profit margin    % 46.7% 45.9            Depreciation, amortization, and impairment charges    34.2    33.1            Further Adjusted EBITDA margin     % 80.9% 79.0  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    0.9    0.8  Further Adjusted EBITDA Margin including unconsolidated affiliates1% 81.8% 79.8  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 10, 2019	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer